Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources”)
DIRECTOR’S RANDGOLD RESOURCES SHAREHOLDING
London, United Kingdom, 27 May 2009 — Randgold Resources Limited announces that Mr Robert Israel, a non executive director of Randgold Resources, sold 4,030 shares in Randgold Resources on Tuesday 26 May 2009, at a price of US$66.44.
Mr Israel’s holding in the company is now 40,201 ordinary shares or 0.05% of the current issued share capital.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com